

17018536

RMS

Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-42071

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/2016 (MM/DD/YY) AND ENDING 09/30/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: RAYMOND JAMES (USA)LTD.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2100 - 925 West Georgia Street
(No. and Street)

Vancouver (City) British Columbia (State) V6C 3L2 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Sandra Richard 604 654 1223
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

777 Dunsmuir Street, PO BOX 10426 Pacific Centre (Address) Vancouver (City) BC (State) V7Y 1K3 (Zip Code)

CHECK ONE:

- [ ] Certified Public Accountant
- [ ] Public Accountant
- [x] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RAYMOND JAMES (USA) LTD.

(A WHOLLY OWNED SUBSIDIARY OF RAYMOND JAMES LTD.)

Statement of Financial Condition
(Expressed in United States dollars)

For the year ended September 30, 2017



KPMG LLP
PO Box 10426 777 Dunsmuir Street
Vancouver BC V7Y 1K3
Canada
Telephone (604) 691-3000
Fax (604) 691-3031

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have audited the accompanying statement of financial condition of Raymond James (USA) Ltd. (the "Company") as of September 30, 2017 (the "financial statement"). The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of the Company as of September 30, 2017, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

Chartered Professional Accountants

November 23, 2017
Vancouver, Canada

RAYMOND JAMES (USA) LTD.

(A wholly owned subsidiary of Raymond James Ltd.)
Statement of Financial Condition
(Expressed in United States dollars)

As of September 30, 2017

	2017
Assets	
Cash and cash equivalents	$ 5,138,191
Deposits in compliance with reserve requirements (note 4)	3,051,364
Client and broker receivables (note 6)	25,659,564
Due from related party (note 6)	656,478
Other assets	22,533
	$ 34,528,130
Liabilities and Stockholder's Equity	
Client and broker payables (note 6)	$ 24,622,786
Other accounts payable	57,116
	24,679,902
Stockholder's equity:	
Capital stock (note 5)	1,045,000
Retained earnings	8,803,228
	9,848,228
	$ 34,528,130

See accompanying notes to financial statements.

1. Operations:

Raymond James (USA) Ltd. (the Company) is incorporated under the Canada Business Corporations Act. The Company was previously incorporated under the laws of the State of New York, United States of America, then merged with a newly incorporated Arizona company for purposes of continuance as an existing corporation under the Canada Business Corporations Act on September 15, 2006. The Company is a wholly owned subsidiary of Raymond James Ltd., a Canadian registered investment dealer and member of Investment Industry Regulatory Organization of Canada (IIROC), Canadian Investor Protection Fund, the Toronto Stock Exchange, TSX Venture Exchange, and the Montreal Exchange.

The Company is a broker-dealer registered with the United States Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA), and Securities Investor Protection Corporation.

The Company is also a registered investment advisor with the SEC. While the Company accesses the Canadian securities markets, its clients are US and Canadian residents. The Company's primary business is institutional and its clients are US based institutions that wish to have access to the Canadian securities markets. This business is all delivery vs payment or receipt vs payment. The Company also has retail business that is private client-wealth management and uses US-based Pershing LLC as its clearing broker on a fully disclosed basis. Segment information is presented in note 9.

2. Significant accounting policies:

(a) Financial statement presentation:

The financial statements are presented in accordance with accounting principles generally accepted in United States of America.

(b) Securities transactions:

The Company records its agency securities transactions on a trade date basis.

(c) Commission income:

Commission income is recorded when earned on a trade date basis.

(d) Income taxes:

The Company follows the asset and liability method in accounting for income taxes which requires the recording of deferred assets and liabilities to recognize the expected future tax consequences of events that have been reflected in the Company's financial statements or tax returns and the adjustment of deferred tax balances to reflect tax rate changes. As at September 30, 2017, the Company's tax basis in its assets and liabilities was equal to its financial statement basis amounts for such assets and liabilities.

(Expressed in United States dollars)

2. Significant accounting policies (continued):

(e) Cash and cash equivalents:

Cash equivalents are investments that mature in 90 days or less, when acquired, and are readily convertible into known amounts of cash.

(f) Financial instruments:

The fair value of cash and cash equivalents, deposits in compliance with reserve requirements, clients and broker receivables, due from related party, client and broker payables and other accounts payable approximate their fair value due to the short-term maturities of these instruments.

(g) Use of estimates:

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the period. Actual results could differ from those estimates.

3. New accounting pronouncements:

Revenue recognition -- In May 2014, the FASB issued new guidance regarding revenue recognition (ASU 2014-09). The new guidance is a comprehensive new revenue recognition model that requires a company to recognize revenue to depict the transfer of goods or services to a customer at an amount that reflects the consideration it expects to receive in exchange for those goods or services. It also provides guidance on accounting for certain contract costs and requires additional disclosures. This new revenue recognition guidance, including subsequent amendments, is first effective for us for our fiscal year beginning on October 1, 2018 and allows for full retrospective adoption or modified retrospective adoption. Although, early adoption is permitted for fiscal years beginning after December 15, 2016, we do not plan to early adopt. Upon adoption, we plan to use a modified retrospective approach, with a cumulative effect adjustment to opening retained earnings. Our implementation efforts include identifying revenues and costs within the scope of the standard, analyzing contracts and reviewing potential changes to our existing revenue recognition accounting policies. We are still evaluating the impact the adoption of this new guidance will have on our financial position and results of operations. We are also still evaluating the impact to our disclosures as a result of adopting this new guidance.

Financial instruments – In January 2016, the FASB issued guidance related to the accounting for financial instruments (ASU 2016-01). Among its provisions, this new guidance:

- Requires equity investments (other than those accounted for under the equity method or those that result from the consolidation of the investee) to be measured at fair value with

3. New accounting pronouncements (continued):

changes in fair value recognized in net income. However, an entity may choose to measure equity investments that do not have readily determinable fair values at cost minus impairment, if any.

- Simplifies the impairment assessment of equity investments without readily determinable fair values by requiring a qualitative assessment to identify impairment.
- Eliminates the requirement to disclose the method(s) and significant assumptions used to estimate the fair value that is required to be disclosed for financial instruments measured or amortized cost on the balance sheet.
- Requires the use of the exit price notion when measuring the fair value of financial instruments for disclosure purposes.
- Requires an entity to present separately in other comprehensive income the portion of the total change in the fair value of a liability resulting from a change in the instrument-specific credit risk when the entity has elected to measure the liability at fair value in accordance with the fair value option.
- Requires separate presentation of financial assets and financial liabilities by measurement category and form of financial asset (that is, securities or loans and receivables) on the balance sheet or the accompanying notes to the financial statements.
- Clarifies that an entity should evaluate the need for a valuation allowance on a deferred tax asset related to available-for-sale securities in combination with the entity's other deferred tax assets.

This new guidance is effective for us for our fiscal year beginning on October 1, 2018, generally under a modified retrospective approach, with the exception of the amendments related to equity investments without a readily determinable fair value and the use of an exit price notion to measure financial instruments for disclosure purposes, which will be applied prospectively as of the date of adoption. Early adoption is generally not permitted. We are evaluating the impact, if any, the adoption of this new guidance will have on our financial position and results of operations.

Lease accounting – In February 2016, the FASB issued new guidance related to the account for leases (ASU 2016-02). The new guidance requires the recognition of assets and liabilities on the balance sheet related to the rights and obligations created by lease agreements, regardless of whether they are classified as finance or operating leases. Consistent with current guidance, the recognition, measurement and presentation of expenses and cash flows arising from a lease will primarily depend upon its classification as a finance or operating lease. The new guidance requires new disclosures to help financial statement users better understand the amount, timing and cash flows arising from leases. The new guidance is first effective for our fiscal year beginning on October 1, 2019 and will be adopted under a modified retrospective approach. Early

(Expressed in United States dollars)

3. New accounting pronouncements (continued):

adoption is permitted. This new guidance will impact our financial position and results of operations. We are evaluating the magnitude of such impact.

4. Deposits in compliance with reserve requirements:

The deposit of $3,051,364 cash at September 30, 2017 is held in compliance with reserve requirements. The minimum amount (which fluctuates) required to be held on deposit under the reserve computation is $2,996, and is restricted.

5. Capital stock:

	2017
Authorized:	
400 voting common shares without par value	
Issued:	
400 common shares	$ 1,045,000

6. Related party transactions:

Pursuant to an agreement dated March 1, 2008, between the Company and its parent Raymond James Ltd. (RJL), all securities and cash settlements with institutional clients, accounting, record keeping and regulatory processing and reporting services are provided to the Company by RJL. In consideration for these services, RJL receives 50% of all gross commissions and other fees earned with respect to trades conducted for institutional clients of Raymond James (USA) Ltd. In addition, Raymond James (USA) Ltd. is responsible for all direct expenses and is allocated operating expenses from RJL based on proportionate use. Fees are reviewed annually for reasonableness and consistent application.

As at September 30, 2017, the Company has $656,478 receivable from RJL. In addition, clients and brokers receivable include amounts due from RJL of $0 and clients and brokers payable include amounts due to RJL of $20,218,755.

7. Net capital requirement:

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule which requires that the minimum net capital shall be the greater of $250,000 or 2% aggregate debit items pursuant to Rule 15c3-3. At September 30, 2017, the Company had net capital pursuant to Rule 15c3-1 of $9,169,015 which was $8,919,015 in excess of its net capital requirement of $250,000.

8. Segment Information:

The Company currently operates through two business segments: Private Client Group and Capital Markets. The business segments are determined based upon factors such as the services provided and the distribution channels served, and the financial results of the Company's segments are presented using the same policies as described in note 2. Segment results include charges allocating corporate overhead and benefits to each segment.

The Private Client Group segment includes the retail branches located throughout Canada. These branches provide securities brokerage services including the sale of equities, mutual funds and fixed income products to their individual clients. The Capital Markets segment includes institutional sales and trading in Canada to US resident institutions. We provide securities brokerage, trading and research services to institutions with an emphasis on the sale of U.S. and Canadian equities and fixed income products.

Total assets by segment:

	2017
Capital Markets	$33,512,273
Private Client Group	1,015,875
	$34,528,130

9. Liabilities subordinated to the claims of general creditors:

As at and during the year ended September 30, 2017, the Company had no liabilities which were subordinated to the claims of general creditors.

10. Subsequent events:

Management has evaluated subsequent events through November 23, 2017, the date the financial statements were available to be issued. There were no subsequent events requiring adjustments to, or disclosures in, the financial statements.

RAYMOND JAMES (USA) LTD.

(A wholly owned subsidiary of Raymond James Ltd.)
Computation of Net Capital Pursuant to SEC Rule 15c3-1 — Schedule I
(Expressed in United States dollars)

Year ended September 30, 2017

	2017
Total capital:	
Total ownership equity	$ 9,848,228
Deductions:	
Non-allowable assets:	
Due from related party	649,011
Other deductions	202
Total deductions	679,213
Net capital	9,169,015
Minimum net capital required	250,000
Excess net capital	$ 8,919,015

The 2017 computation does not differ materially from the regulatory computation filed on its Focus II.

RAYMOND JAMES (USA) LTD.

(A wholly owned subsidiary of Raymond James Ltd.)
Computation for Determination of Reserve Requirements and Information Related to the Possession or Control Requirements Pursuant to SEC Rule 15c3-3 — Schedule II
(Expressed in United States dollars)

Year ended September 30, 2017

As at September 30, 2017, the Company is subject to the reserve requirements under Rule 15c3-3 of the Securities Exchange Act of 1934. Under Rule 15c3-3, the excess of total credits over total debits was $2,996. Therefore, the minimum reserve required under 15c3-3 as at September 30, 2017 is $2,996. As at September 30, 2017, the Company had $3,051,365 in cash on deposit in compliance with reserve requirements.

The above computation does not differ materially from the computation the Company filed on its Focus II.

As at September 30, 2017 the Company is subject to the possession or control requirements pursuant to SEC Rule 15c3-3. Under Rule 15c3-3, as at September 30, 2017, the Company did not have any security positions required to be in possession or control, or required to be in possession or control that had not been reduced to possession or control in the proper time frame.